UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Prevail Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74140Y101

1.	Names of Reporting Persons REGENXBIO Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,030,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,030,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.95%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 34,102,019 shares of common stock outstanding as of November 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 1.

(a)	Name of Issuer

Prevail Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices

430 East 29th Street, Suite 1520

New York, New York 10016

Item 2.

(a)	Name of Person(s) Filing

REGENXBIO Inc.

(b)	Address of Principal Business Office or, if none, Residence

9600 Blackwell Road, Suite 210

Rockville, Maryland 20850

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

74140Y101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

	(a) Amount beneficially owned:	2,030,000

	(b) Percent of class:	5.95%(1)

	(c) Number of shares as to which the Reporting Person has:

	(i) Sole power to vote or to direct the vote:	2,030,000

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	2,030,000

	(iv) Shared power to dispose or to direct the disposition of:	0

(1)

Based upon 34,102,019 shares of common stock outstanding as of November 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

REGENXBIO Inc.

By: /s/ Patrick J. Christmas II
Patrick J. Christmas II
Senior Vice President, General Counsel